SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

A.S.V., Inc.
(Name of Subject Company)
A.S.V., Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
001963107
(CUSIP Number of Class of Securities)
Thomas R. Karges
A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, MN 55744
(218) 327-3434
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News Release
FOR IMMEDIATE RELEASE

Terex Contacts:
Media	Investors
Mike Bazinet	Tom Gelston
Director, Global Communications	Director, Investor Relations
Phone: 203-222-6113	Phone: 203-222-5943
Email: michael.bazinet@terex.com	Email: thomas.gelston@terex.com
ASV Contact:
Media & Investors
Lisa Walsh
Director, Corporate Affairs
Phone: 218-327-5367
Email: lwalsh@asvi.com
TEREX TO ACQUIRE A.S.V., INC., MAKER OF COMPACT TRACK LOADERS
WESTPORT, CT, Jan. 14, 2008 – Terex Corporation (NYSE: TEX) today announced that it has reached a definitive agreement to acquire A.S.V., Inc. (NASDAQ: ASVI) through a tender offer followed by a merger. Headquartered in Grand Rapids, Minnesota, ASV is a manufacturer of compact rubber track loaders and related accessories, undercarriages and traction products. The transaction is valued at approximately $488 million, or $18 per fully diluted share of ASV common stock, and is subject to the valid tender of a majority of ASV’s fully diluted common shares, regulatory approvals and other customary conditions. Terex expects the transaction to close by the end of the first quarter of 2008.
“ASV is a leader in compact track loader technology and with the global reach of Terex, we see tremendous opportunity for expanding ASV product sales,” said Ronald M. DeFeo, Terex Chairman and Chief Executive Officer. “The ASV acquisition is an excellent strategic and cultural fit and provides a great addition to our product offerings as Terex continues to grow as a global construction equipment manufacturer. From a financial perspective, we expect that ASV will add approximately $220-250 million in sales on a 2008 full-year basis and we are confident that this acquisition will enhance future earnings growth potential for Terex.”
A simultaneous webcast of a conference call with analysts and institutional investors covering the facts and merits of the ASV transaction will be held today at 1:00 p.m. EST and archived for future reference, including a supporting slide presentation. The webcast can be accessed in listen-only mode through the investor relations section of www.terex.com. This webcast and conference call will not include comment on 2007 results or 2008 earnings guidance. Details for analysts and institutional investors on dial-in instruction for the call are provided towards the end of this release.
ASV compact track loaders feature a patent-protected undercarriage and exert one tenth the ground pressure of a skid steer loader, resulting in much less ground or turf damage during work. In addition, compact track loaders offer increased traction and greater stability. ASV compact track loaders will join an existing Terex compact equipment range of backhoe-loaders, mini excavators, compact wheel loaders, site dumpers, compaction rollers, light towers, generators and telehandlers.
“This combination with Terex is a perfect fit for ASV,” said Richard A. Benson, Chairman and CEO of ASV. “We gain access to the resources and know-how of a much larger company with a very impressive global footprint. ASV will have access to a broader product line and our production facilities could benefit significantly from the incremental volume of Terex machines. The timetable for meeting ASV’s strategic priorities is accelerated considerably by the merger, which is a big plus for employees, dealers and the communities in which we do business. Caterpillar Inc. (NYSE:CAT) a large ASV customer and owner of 23.5% of ASV shares, has indicated its support for the merger.”
“We are truly excited to welcome ASV, its team members and distributors to the Terex Construction family,” said Robert Isaman, President, Terex Construction. “There is no question that our combination with ASV represents a great step forward for both companies and that our customers in the construction, landscaping and homeowners with acreage segments will be the ultimate beneficiaries of our expanded product offerings.”
Call Details
The conference call covering the facts and merits of the ASV transaction will be held today at 1:00 p.m. EST. Ronald M. DeFeo, Chairman and CEO, will host the call. To access the call, call (877) 726-6603 least 10 minutes before the call is scheduled to begin.
To accommodate our audiences in earlier time zones or anyone unable to listen, there will be a replay of the teleconference. The replay will be available shortly after the conclusion of the call and can be accessed until Monday, January 21, 2008 at 5:00 p.m. EST. To access the replay, please call (800) 642-1687 and enter conference id #31122374.
International participants should call (706) 634-5517 at least 15 minutes before the start of the conference call. To access the replay, please call (706) 645-9291 and enter conference id #31122374.
About Terex
Terex Corporation is a diversified global manufacturer with 2006 net sales of $7.6 billion. Terex operates in five business segments: Aerial Work Platforms, Construction, Cranes, Materials Processing & Mining, and Roadbuilding, Utility Products and Other. Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining, and utility industries. Terex offers a complete line of financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services. More information on Terex can be found at www.terex.com.
About ASV
ASV, Inc. designs, manufactures and sells rubber track machines and related components, accessories, and attachments. Its purpose-built chassis and patented rubber track undercarriage technology are unique and lead all rubber track loaders in innovation and performance. ASV products are able to traverse nearly any terrain with minimal damage to the ground, making them effective in markets such as construction, landscaping, forestry and agriculture. ASV’s wholly-owned subsidiary Loegering Mfg., Inc. designs, manufactures and sells traction products and attachments for the skid-steer industry. For more information, visit ASV’s website at http://www.asvi.com/ or Loegering’s website at http://www.loegering.com/. Goldman, Sachs & Co. acted as financial advisor to ASV on this transaction.
Forward Looking Statements
This press release contains forward-looking information based on the current expectations of Terex Corporation and A.S.V, Inc. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and ASV, include those factors that are more specifically set forth in the public filings of Terex and ASV with the Securities and Exchange Commission. Actual events or the actual future results of Terex and ASV may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors. The forward-looking statements speak only as of the date of this press release. Terex and ASV expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
Important Notice
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of ASV’s common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy ASV common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov <file://www.sec.gov> or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
ASV will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about ASV, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site (http://www.sec.gov <http://www.sec.gov> ). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about ASV, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to A.S.V., Inc., Attention: Investor Relations, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744, by phone at 218-327-5367, or on ASV’s’ Internet site at http://www.asvi.com.
# # #
Terex Corporation
200 Nyala Farm Road, Westport, CT 06880

All AUDIENCES
Why is Terex buying ASV?
There are many reasons why this is a good decision for both Terex and ASV:
•	Terex is already the third largest construction equipment manufacturer in the world and is committed to building an even stronger global presence in the construction equipment industry. ASV, with its strong brand reputation, technology expertise and fast growing compact track loader (CTL) product range, will be a great addition to the Terex product and brand offerings and will accelerate the Terex global presence. It’s an excellent strategic fit.

•	Terex Construction’s core market strength is in Europe, the Middle East, and Africa (EMEA), and ASV, with its strong dealer presence in the U.S. and Australia, immediately provides better geographic balance.

•	Terex and ASV have complementary strategies designed to service worldwide homeowners with acreage, landscaping and general contracting customer segments.

•	Terex is very impressed with the entrepreneurial strength of the people at ASV, and believes that there will be a good cultural fit between the two companies, and opportunities for advancement for ASV team members within the Terex family of businesses.

•	Terex recognizes ASV’s leadership position in compact track loader (CTL) technology. By acquiring ASV, Terex will participate in one of the few growth categories in the construction equipment market. The majority of Terex construction products are in the compact equipment segment. ASV’s CTL is a key addition to our compact product portfolio, and the combined company will have exceptional product breadth.
Is there a shareholder vote? If so, when?
If more than 90% of ASV shareholders tender their shares in favor of this transaction, Terex will execute a short-form merger agreement and a shareholder vote will not be required. Otherwise, a shareholder meeting would be held, likely in March 2008.

Does Caterpillar support this deal?
Yes. Cat supports the deal and has affirmed its commitment to ASV and its technology through the extension of its commercial agreement with ASV through 2012.
Who will manage ASV? Will their operations be integrated with those of Terex?
ASV will report to the Terex Construction division as a separate business entity. The current senior management team — except for Chairman and CEO Dick Benson who has opted to retire — will continue in their current roles. Mark Glasnapp, President, ASV will report to Bob Isaman, President, Terex Construction, and Tom Karges, CFO, ASV will report directly to Dan Kuzmak, CFO, Terex Construction. Mark Glasnapp will become a member of the Terex Construction Management Committee. Mark will continue to be responsible for providing customer-focused leadership for all ASV operations, in cooperation with other Terex areas and functions, including development and deployment of competitive strategies to increase market share, profitability, revenue, operational effectiveness and customer satisfaction. All initiatives will be designed to make our businesses stronger, more efficient and better able to compete in the global market.
Will there be job layoffs? Job changes? Facility closures?
Currently, Terex has no plans for any job layoffs, job changes or facilities closures. This acquisition is driven by growth, not cost reduction.
Will ASV integrate into Terex?
Yes. The ASV team members (the Terex term for “employees”) will integrate into the Terex organization. To be truly successful, we must adapt the best from both cultures to create our future.
How will ASV integrate into Terex?
Terex and ASV will work together to make decisions that create long-term value, and will help form one cohesive entity that shares a common vision for a great future.

Who will be in charge of the Integration Process? How will it work?
The Integration Process team consists of an Integration Leader from ASV, and an Integration Financial Manager from Terex, and functional leaders from both entities representing Operations, HR, Legal, Quality, Communications, and HSE (Health, Safety, & Environment).The Integration Leader will report into, and be part of, a joint Terex/ASV steering committee, which sets the direction and objectives to achieve a smooth cultural and operations transition.
The Integration Team manages program project delivery and planning, tracks and monitors project phasing progress, ensures resolution of critical/at-risk issues, and helps resolve resource bottlenecks between line and staff. Another role is to get the right fact-based information, and a recommendation, to the Integration Steering Committee to help them make critical integration decisions.
All our initiatives are designed to make our businesses stronger, more efficient and better able to compete in the marketplace. An integration timetable will be communicated later.
Will the ASV brand continue to be used?
Yes. During the integration process, the integration team will evaluate the best and most effective strategies to add value to the ASV brand and its distribution network, while leveraging the existing brand equity of ASV technologies for Terex Construction. The key will be to find ways to create new value opportunities across the board.
When will the sale become effective?
At least 50% of shareholders have to tender their shares in favor of this transaction. Caterpillar, which owns approximately 23% of the common shares, has already committed to tender in favor of this transaction. We expect the tender process to begin in the next 10 business days. In addition, the transaction will have to be approved by anti-trust authorities before the sale becomes effective. We do not anticipate any anti-trust objections. We anticipate that the transaction will close in early to mid-March 2008.

How/when will we hear more?
As the integration process gets underway, you will receive periodic updates through regular communications channels.
ASV TEAM FAQs
What are my professional growth opportunities at Terex?
Professional growth opportunities for ASV team members will significantly increase with this transaction. Team members will have the opportunity to move across not only business units but among the four other Terex segments, domestically or internationally. All open positions are posted on the Terex website and team members are encouraged to apply. There have been a number of lateral moves across all Terex business units.
What about my pay and benefits?
There are no plans for any immediate changes in pay and benefits. We will review all pay, plans and programs and expect that over the next
6-12 months, ASV team members will begin to be enrolled in Terex benefit plans. Benefits for ASV team members will be similar to those of Terex team members in comparable functions and geographies.
Terex offers a comprehensive benefits program, including medical, dental, vision, life insurance, an employee assistance plan, wellness and disability benefits, a 401 (k) plan with a company match, and an employee stock purchase plan with a company match.

What about my stock options?
With the announcement of ASV’s acquisition by Terex, all stock options become 100% exercisable, regardless of the original option terms. This means you may, if you wish, exercise all the stock options that have an exercise price of less than $18.00 per share. This can be done any time prior to the transaction closing, which is expected to be in approximately 30-60 days.
Or, you may wait until the transaction closes and you will be paid the difference between $18.00 and the option exercise price, less any applicable payroll taxes.
Those holding out-of-the money options (options with an exercise price equal to or more than $18.00 per share) will receive shares of Terex stock in exchange for their options, based on a specified formula vesting 25% per year over four years.
What can you tell us about Terex?
Terex Corporation is a diversified global manufacturer of a broad range of equipment for the construction, infrastructure, quarrying, recycling, surface mining, shipping, transportation, refining, utility and maintenance industries. Terex products are manufactured in 50 facilities in North America, South America, Europe, Asia and Australia and are marketed in more than 170 countries. They are sold primarily through a global network of dealers and distributors, major accounts and direct sales to customers.
What should we do between now and the time the transaction is final?
Keep doing what you’re doing. It’s business as usual.

How will this deal benefit ASV?
Combining with Terex will accelerate our ability to achieve our key strategic objectives, through international growth, a broader product line, expanded domestic and international distribution, access to greater technology and financial resources, and expanded professional development opportunities.
The market is growing more competitive. By increasing our access to know how and technology, enhancing our purchasing power and expanding our distribution we can fully leverage our production capacity and differentiated product.
What happens to the Cat relationship?
Nothing. Caterpillar is supportive of this transaction and we will continue to build undercarriages for them. It’s business as usual.
Will we be building Terex machinery in our facilities?
It’s yet to be determined, however, Terex has no manufacturing facilities in North America for its Construction division and our production facilities could benefit significantly from the incremental volume of Terex machines.
How will this impact Loegering?
Loegering will continue to be managed by ASV. As a current supplier to Genie, a Terex company, there is the potential for other new opportunities for Loegering’s products.

Forward Looking Statements
This document contains forward-looking information based on the current expectations of Terex Corporation and A.S.V, Inc. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and ASV, include those factors that are more specifically set forth in the public filings of Terex and ASV with the Securities and Exchange Commission. Actual events or the actual future results of Terex and ASV may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors. The forward-looking statements speak only as of the date of this document. Terex and ASV expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
Important Notice
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of ASV’s common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy ASV common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov <file://www.sec.gov> or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

ASV will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about ASV, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site (http://www.sec.gov <http://www.sec.gov>). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about ASV, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to A.S.V., Inc., Attention: Investor Relations, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744, by phone at 218-327-5367, or on ASV’s’ Internet site at http://www.asvi.com.

Your Stock Options
With the announcement of ASV’s acquisition by Terex, all stock options become 100% exercisable, regardless of the original option terms. This means you may, if you wish, exercise all the stock options on the attached schedule that have an exercise price of less than $18.00 per share. If you exercise your option and sell the stock immediately, you will receive the difference between the actual selling price of the stock and the option exercise price, minus any applicable payroll taxes and transaction fees. This can be done any time prior to the transaction closing, which is expected to be in approximately 30-60 days.
Or, you may wait until the transaction closes and you will be paid the difference between $18.00 and the option exercise price, less any applicable payroll taxes.
See the enclosed forms if you wish to exercise your stock options prior to closing.
Please consult with your tax advisor before undertaking any transaction with respect to your stock options.
Those holding out-of-the money options (options with an exercise price equal to or more than $18.00 per share) will receive shares of Terex common stock in exchange for their options, based on a specified formula, vesting 25% per year over four years.
More information on this exchange will be provided to you as it becomes available.
Forward Looking Statements
This document contains forward-looking information based on the current expectations of Terex Corporation and A.S.V, Inc. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and ASV, include those factors that are more specifically set forth in the public filings of Terex and ASV with the Securities and Exchange Commission. Actual events or the actual future results of Terex and ASV may differ materially from any forward looking statement due to those and other risks, uncertainties and significant factors. The forward-looking statements speak only as of the date of this press release. Terex and ASV expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
Important Notice
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of ASV’s common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy ASV common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov <file://www.sec.gov> or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
ASV will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about ASV, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site (http://www.sec.gov <http://www.sec.gov> ). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about ASV, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to A.S.V., Inc., Attention: Investor Relations, 840 Lily Lane, P.O. Box 5160, Grand Rapids, MN 55744, by phone at 218-327-5367, or on ASV’s’ Internet site at http://www.asvi.com.